Exhibit 99.1

Wheaton Precious Metals Releases Inaugural 2019 Sustainability Report and Provides Update on Community Support and Response Fund

TSX: WPM
NYSE: WPM

VANCOUVER, May 28, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to release its inaugural 2019 Sustainability Report, which highlights the Company's environmental, social and governance ("ESG") performance and achievements. In addition, Wheaton is providing an update on the Community Support and Response Fund ("CSR Fund") launched in April to help combat the impacts of COVID-19 on global communities. All amounts are in US dollars unless otherwise noted.

Inaugural Sustainability Report

"We are excited to release our inaugural Sustainability Report, which shares our approach towards environmental and social sustainability. Our commitment to promoting responsible mining practices and supporting local communities has been ingrained in our corporate culture since we founded Wheaton over 15 years ago," said Randy Smallwood, President & CEO of Wheaton. "We have been leaders in the metals streaming space in this regard, and we intend to continue to set a high standard for our peers. The long-term sustainability of the mining industry is dependent on our collective efforts to operate responsibly through strong ESG policies and processes, irrespective of whether we are the operator or a streaming and royalty company. It is the right thing to do."

The topics and content covered in the 2019 Sustainability Report were determined through a detailed, multi-step materiality assessment. This resulted in a final list of topics deemed material to the Company and its stakeholders. Wheaton's inaugural report highlights the Company's ESG performance and achievements in 2019 as well as historical information. Wheaton first launched the Partner Corporate Social Responsibility Program in 2014 and was proudly the first streaming/royalty company to initiate support for the mining communities where the precious metals are produced. Details on these programs can be found in the report. The 2019 report also serves as Wheaton's first Communication on Progress as part of its commitment to the United Nations Global Compact. A copy of the report is available on the website at www.wheatonpm.com.

Community Support & Response Fund Update

In April 2020, Wheaton launched a $5 million CSR Fund to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to address the immediate needs in the following areas of support: community healthcare, food security and socio-economic impacts. The funds have been used to purchase Personal Protective Equipment (PPE), test kits, portable ventilators, medical equipment, food and hygiene products, as well as supporting frontline non-profit organizations including food banks, shelters and hospitals.

Eighty percent of the CSR Fund has been targeted to the communities that are directly influenced by the mines on which we have precious metals streaming agreements and the remainder has been allocated to local programs in Vancouver and Grand Cayman where our offices are located.

Since launching the fund, Wheaton has committed $1.7 million to initiatives with our partners in mining communities. A few key programs funded to date are highlighted below:

  Constancia (Peru): Funded the purchase of test kits, PPE, hygienic items as well as blankets and jackets for families in need.
  Salobo (Brazil): Funded an initiative to provide over 4,200 families with a monthly supply of food and hygiene products.
  Sudbury and Voisey's Bay (Canada): Supported a number of charities in Sudbury and Goose Bay including the United Way, a regional hospital foundation and a women's shelter.
  San Dimas (Mexico): Funded the purchase of medical equipment including portable ventilators, an X-ray machine and related supplies for the local community.

"Hudbay is very grateful for Wheaton's continued commitment to support the communities surrounding the Constancia mine in Peru," said Carlos Castro Silvestre, Executive Director, Business Development and Corporate Affairs at Hudbay Perú S.A.C. "Wheaton's contribution of $500,000 will be used to support COVID-19 initiatives to ensure the health and safety of our workforce and the local communities during this difficult time."

Locally, Wheaton has deployed 75% of the fund allocated to Vancouver and Grand Cayman. This includes donations to the Greater Vancouver Food Bank, Covenant House Vancouver, The Frontline Fund, The Salvation Army-BC Division, Union Gospel Mission, KidSafe Project Society, Act of Random Kindness, Kiwanis Club of Grand Cayman, among many others.

"On behalf of our clients, staff and volunteers I want to extend our heartfelt gratitude for the grant we recently received from Wheaton for CA$100,000," said Cynthia Boulter, Chief Operating Officer at the Greater Vancouver Food Bank. "This level of transformative gift provides us with so much security, and the confidence that we will continue to be able to provide healthy food to those in need in the months to come, as we are expecting the need in our communities to steadily increase."

We will continue to work with our mining partners and non-profit organizations to identify where funds could make the greatest impact and alleviate pressures resulting from the pandemic.

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to timing or achievement of future goals, programs, and related disclosure with respect to our operations, development, sustainability, environmental, safety and diversity initiatives, the impact of epidemics (including the COVID-19 virus pandemic), the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton and the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with Wheaton.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020, both on file with the U.S. Securities and Exchange Commission in Washington, D.C., as well as the updates contained in Wheaton's managements' discussion and analysis for the period ended March 31, 2020 available on SEDAR and on file with the U.S. Securities and Exchange Commission (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that each party will satisfy their obligations in accordance with the PMPAs, Wheaton's ability to complete goal and initiatives in the areas of, among other things, sustainability, environment, safety and diversity, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

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SOURCE Wheaton Precious Metals Corp.

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%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 28-MAY-20